June 30, 2015

VIA EDGAR Mr. Jay Williamson Senior Counsel United States Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

RE:            Dividend and Income Fund (the "Fund"):  Registration Statement on Form N-2
(File Numbers 333-203126; 811-08747)
Dear Mr. Williamson:
On behalf of the Fund, by this letter, we hereby respond to comments received from you via telephone on June 26, 2015, regarding Pre-Effective Amendment No. 2 to the Fund's Registration Statement on Form N-2 (the "Registration Statement").
The Fund understands that:  (1) should the Securities and Exchange Commission (the "SEC") or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the SEC from taking any action with respect to the filing; (2) the action of the SEC or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (3) the Fund may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.
Your comments and our responses are set forth below.  Capitalized terms used in this response letter but not defined herein shall have the same meaning as in the Registration Statement.
1.
Comment:  It appears that some of the disclosure required by Item 4(3) of Form N-2 is missing.  Some of it is included in the Financial Highlights (under Leverage Analysis), but some disclosure is missing.  Please check the disclosure and if any of the required data is missing, please provide.

Response:  In the Leverage section of the Financial Highlights, a second reference to footnote 8 was missing, which has now been added.  Also, new footnote 9 has been added which describes the asset allocation calculation.  See attachment for these edits.

2.
Comment:  With regard to the Fee Table: (i) The 20 basis points disclosed for "offering expenses" does not flow into the Example included after the Fee Table.  Please revise the Example accordingly; (ii) In footnote 2, please explain why $150 million is used for the estimated value of Shares being offered; and (iii) In footnote 6, there is a statement that the costs of lending the Fund's portfolio securities are not included in the Fee Table.  Please confirm that the cost of lending portfolio securities is immaterial. If not, it should be included in the Fee Table.

Response:  With regard to the Fee Table: (i) The Example has been revised to reflect the 20 basis points offering expenses in year 1; (ii) In footnote 2, disclosure has been added to explain that the reason $150 million is used to estimate the value of Shares being offered is because this is the dollar amount of Shares being registered on the Registration Statement; and (iii) The costs of lending the Fund's portfolio securities is not material.  Accordingly, the statement regarding such costs has been removed from footnote 6.
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Please contact the undersigned at (608) 284-2226 should you have additional questions or comments regarding this filing.
Very truly yours, GODFREY & KAHN, S.C. /s/ Pamela M. Krill Pamela M. Krill
Attachment